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                              August 17, 2023

       Danny Sheng Wu Yeung
       Chief Executive Officer
       Prenetics Global Ltd
       Unit 701-706, K11 Atelier King   s Road
       728 King   s Road, Quarry Bay
       Hong Kong

                                                        Re: Prenetics Global
Ltd
                                                            Annual Report on
Form 20-F for Fiscal Year Ended December 31, 2022
                                                            Response dated
August 7, 2023
                                                            File No. 001-41401

       Dear Danny Sheng Wu Yeung:

              We have reviewed your August 7, 2023, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2023, letter.

       Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022

       General

   1. We note your response to prior comment 2. We reissue in part. Please expand this disclosure in Part I.
Item 3. Key Information, before section B, to disclose an investor's ability to effect
service of process within the U.S. on your or your officers or directors;
                                                        enforce judgments
obtained in U.S. courts against foreign persons based upon the civil liability provisions of
the U.S. Federal securities laws and enforce, in an appropriate foreign court,
judgments of U.S. courts based upon the civil liability provisions of the U.S.
                                                        Federal securities
laws; and an investor's ability to bring an original action in an appropriate foreign
court to enforce liabilities against you or your officers or directors based upon the U.S.
Federal securities laws.
 Danny Sheng Wu Yeung
Prenetics Global Ltd
August 17, 2023
Page 2

       You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                        Sincerely,

FirstName LastName Danny Sheng Wu Yeung                 Division of Corporation
Finance
                                                        Office of Industrial
Applications and
Comapany NamePrenetics Global Ltd
                                                        Services
August 17, 2023 Page 2
cc:       Jonathan Stone, Esq.
FirstName LastName